EXHIBIT 15
The Board of Directors
Aaron’s, Inc.
We are aware of the incorporation by reference in the Registration Statement pertaining to the 2001 Stock Option and Incentive Award Plan, as amended and restated, and the Aaron’s, Inc. Employees Retirement Plan and Trust, as amended and restated, filed on or about December 10, 2010, of our reports dated May 4, 2010, August 4, 2010 and November 3, 2010 relating to the unaudited consolidated interim financial statements of Aaron’s, Inc. and subsidiaries that are included in its Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, respectively.
/s/ Ernst & Young LLP
Atlanta, Georgia
December 10, 2010